UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Princeton Private Investments Access Fund

(Name of Subject Company (Issuer))

Princeton Private Investments Access Fund

(Name of Filing Person(s) (Issuer))

CLASS A, CLASS I, Class AA, Class II, Class C, and Class T AND CLass L

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

74234P107 (Class A)

74234P206 (Class I)

74234P305 (Class AA)

74234P404 (Class II)

74234P602 (Class C)

74234P503 (Class T)

743234P701 (Class L)

(CUSIP Number of Class of Securities)

John L. Sabre

8000 Norman Center Drive

Suite 630

Minneapolis, MN 55437

(952) 897-5390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

December 20, 2019

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$2,866,878.16 (a)	$372.12 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $372.12	Filing Party: Princeton Private Investments Access Fund
Form or Registration No.: Schedule TO, 005-90120	Date Filed: 12-20-2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 20, 2019 (the “Statement Filing Date”) by Princeton Private Investments Access Fund (f/k/a Princeton Private Investment Fund) (the “Fund”) in connection with an offer by the Fund to purchase Shares in an amount up to approximately 5% of the net assets of the Fund ($2,866,878.16) on the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2019 (“Offer to Purchase”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii) to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.  The Offer expired at the end of the day on January 14, 2020, at 12:00 a.m., Eastern Time.

2.  50,925.998 shares of Class I and 14,340.754 shares of Class II, for a total of 65,266.752 shares were tendered prior to the expiration of the offer.

3.  The Tender Valuation Date for the Shares tendered pursuant to the Offer was March 31, 2020.

4.  Payment of the repurchase price $10.22 Class I; $10.12 Cl II was made in the form of a promissory notes issued to the shareholders that tendered the Shares accepted for repurchase by the Fund.  On or about June 8, 2020, the Fund paid such shareholders $665,592.14, representing 100% of the aggregate amount payable under the promissory notes.

_______________________________________________________________________________

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

Princeton Private Investments Access Fund

By:/s/John L. Sabre

Name: John L. Sabre

Title: Principal Executive Officer

June 18, 2020